Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 16, 2007

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                Form 20-F__✓___  Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                                                Yes______              No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                This Report on Form 6-K contains a news release issued by Vodafone Group Plc on March 15, 2007, entitled “VODAFONE AND ESSAR AGREE PARTNERSHIP TERMS".

15 March 2007

VODAFONE AND ESSAR AGREE PARTNERSHIP TERMS

Vodafone and Essar have reached an agreement under which they will work to continue the growth of Hutchison Essar Limited ("Hutchison Essar"), one of India’s leading mobile operators.  This follows Vodafone’s announcement on 11 February 2007 that it had agreed to acquire Hutchison Telecommunications International Limited's ("HTIL") controlling interest in Hutchison Essar, in which Essar is and will continue to be a 33% shareholder.

The partners have agreed that Hutchison Essar will be renamed Vodafone Essar and, in due course, that the business will market its products and services under the Vodafone brand.

With penetration levels of around 13%, both partners believe that there are substantial growth opportunities in the Indian mobile telecommunications market. Vodafone is the leading international mobile operator with an extensive range of products and services, many of which are not currently available in India.  Essar is a major industrial group with a deep understanding of India and the Indian mobile telecommunications industry.  With these complementary strengths Vodafone and Essar plan to broaden Vodafone Essar’s service offering and enable it to become the leader in the Indian mobile telephony market.

Commenting on the new partnership, Arun Sarin, Chief Executive of Vodafone said:

"I am delighted that Essar and Vodafone have agreed the terms of an ongoing partnership. Essar has played a key role in transforming this business into a leading Indian mobile operator. We look forward to leveraging this experience and working with our partner as the company enters its next phase of growth in the attractive Indian telecommunications market. We will be bringing the relevant range of Vodafone products and services to the Indian consumer."

Ravi Ruia, Vice Chairman of Essar, added:

"It is terrific that we are joining with the world’s leading international mobile company.  I welcome them as our partner into this successful business which we will now take forward to the next level.  Essar was a founding partner in Hutchison Essar and played an active role in building the company, including extending network coverage into several profitable regional markets.  By partnering with Vodafone we expect to create further value in the business.”

Under the terms of the partnership, Vodafone will have operational control of Vodafone Essar and Essar will have rights consistent with its shareholding, including proportionate Board representation. Ravi Ruia will be appointed by Vodafone as Chairman of Vodafone Essar and Arun Sarin will be appointed by Essar as Vice Chairman.

Essar will have certain liquidity rights including, between the third and fourth anniversaries of completion, and subject to regulatory requirements, an option to sell its 33% shareholding in Vodafone Essar to Vodafone for US$5 billion or an option to sell between US$1 billion and US$5 billion worth of Vodafone Essar shares to Vodafone at an independently appraised fair market trading value.

Vodafone expects to complete the acquisition of HTIL's interest in Hutchison Essar in the coming weeks.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664 447	Telephone: +44 (0) 1635 664 444

Essar Global

Media Relations

Telephone: Manish Kedia: +919819730092 or B Ganesh Pai: +919819730225

Or William Clutterbuck, Maitland: +442073795151 or +447785292617

Notes to Editors

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 200 million proportionate customers by the end of January 2007, as well as 36 partner networks. For further information, please visit www.vodafone.com.

About Essar

Essar is one of India’s large corporate houses with 20,000 staff and business interests spanning high growth infrastructure sectors of steel, oil & gas, power, telecommunications, shipping & logistics and construction.  The group has built a portfolio of assets with expected revenues of US$10 billion in the year to March 2008.

About Hutchison Essar

Hutchison Essar, which will be renamed Vodafone Essar, is a leading Indian telecommunications mobile operator with 25 million customers currently, representing a 16.4% national market share. Hutchison Essar has over 6,000 employees, operates in 16 circles and has licences in an additional six circles. In the year to 31 December 2005, Hutchison Essar reported revenue of US$1.3 billion, EBITDA of US$415 million, and operating profit of US$313 million. In the six months to 30 June 2006, Hutchison Essar reported revenue of US$908 million, EBITDA of US$297 million, and operating profit of US$226 million.

Up until January 2006, Hutchison Essar had licences in 13 circles, of which nine have 900 MHz spectrum. In January 2006, Hutchison Essar acquired BPL Mobile Cellular Limited, thereby adding three circles, each operating with 900 MHz spectrum. In October 2006, Hutchison Essar acquired Spacetel, adding six further licences, with operations planned to be launched during 2007.

The results of Hutchison Essar are prepared in accordance with Hong Kong Financial Reporting Standards which may differ in material respects from the accounting principles applied by Vodafone.

Important information

All company data relating to Hutchison Essar is derived from publicly available information about Hutchison Essar. Financial information for the year to 31 December 2005 and half year to 30 June 2006 has been translated using an exchange rate of US$1:HK$7.8.

Market data is based on information from the Cellular Operator Association of India (“COAI”) and the Association of Unified Telecom Service Providers of India (“AUSPI”).

Other matters

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our expectations and plans, strategy, management’s objectives and future performance,  including statements relating to expected benefits associated with the transactions contemplated herein. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “aims”,  "plan", "enable", or "expects". By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: regulatory approvals that may require acceptance of conditions with potential adverse impacts; risk involving our ability to realise expected benefits associated with the transactions referred to herein; the impact of legal or other proceedings; and the risk that, upon completion of the acquisition of the controlling interest in Hutch Essar, we discover additional information relating to its business leading to restructuring charges or write-offs or with other negative implications.

In addition to the factors noted above, please refer to documents Vodafone Group Plc has filed with, or otherwise furnished to, the US Securities and Exchange Commission (the “SEC”) under the US Securities Exchange Act of 1934, including the Annual Report on Form 20-F for the year ended 31 March 2006 and subsequently furnished Form 6-Ks (which are available at the SEC’s Internet site (http://www.sec.gov), for additional factors, risks and uncertainties that could cause actual results and developments to differ materially from the expectations disclosed or implied within the forward-looking statements made herein. No assurances can be given that the forward-looking statements in this release will be realised. All written or oral forward-looking statements attributable to Vodafone Group Plc, any members of Vodafone Group or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. Vodafone Group Plc does not undertake, and specifically disclaims, any obligation to update or revise these forward-looking statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 16, 2007	By:
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company
Secretary